NEWS RELEASE

EMX Announces Acquisition of Additional 1% NSR Royalty on the Chapi Copper Mine Property in Peru

Vancouver, British Columbia, February 3, 2025 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce that the Company has, pursuant to Royalty Agreement ("Agreement") announced on January 6, 2025 with Minera Pampa de Cobre S.A.C. ("MPC"), acquired the additional 1% Net Smelter Returns ("NSR") royalty interest on the Chapi Copper Mine Property for US$7,000,000. MPC is owned indirectly by a privately held Canadian company, Quilla Resources Inc.

EMX now holds a 2% NSR royalty on the Chapi Copper Mine Property, for a total consideration of US$10,000,000. The Agreement includes a 2% NSR royalty on minerals produced from the approximately 26,000 hectare property ("Property Royalty") owned by MPC, as well as a 2% NSR royalty from any minerals that are produced from outside the Property Royalty area, but that are processed at the Chapi Mine processing facilities. The Agreement also includes a two-kilometer area of interest ("AOI") around the Property Royalty area, and any property acquired by MPC within this AOI will also be subject to a 2% NSR royalty.

For more information on the Royalty Agreement and the Chapi Copper Mine Property, please refer to the Company's news release published on January 6, 2025.

About EMX - EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole

President and CEO

Phone: (303) 973-8585

Dave@EMXroyalty.com

Isabel Belger

Investor Relations

Phone: +49 178 4909039

IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2024 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2023, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2